Leading Brands, Inc.
Management’s Discussion & Analysis
For the three and nine months ended November 30, 2007

January 10, 2008

The following information should be read in conjunction with the Company’s February 28, 2007 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in two main business functions:

  the development, production, marketing and distribution of the Company’s branded beverages and the distribution of other licensed brands: and the operation of a bottling plant in Edmonton, Alberta.

The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through its Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores. Its principal product lines include blueberry juices, energy drinks, and vitamin waters. The bottling plant provides bottling services for the Company’s own products and for other external customers. The Company also uses the services of third party bottlers as required to meet its objectives.

The Company is in a period of transition from the distribution of third party brands to a focus on the development, sales and marketing of its own healthy beverage brands. During this transition, the Company reduced its plant, administrative and certain selling expenses to be in line with its current business level but at the same time has increased its marketing and selling expenses related to its own brands.

Overall Performance

The major developments during the nine months to November 30, 2007 included:

  The Company’s distribution business began a transition from primarily distributing third party beverage brands to a focus on developing and marketing its own brands of beverages;

  In August 2007, the Company completed a private placement of common stock raising net proceeds of $8.9 million to be used for the marketing of its proprietary beverage brands and for general working capital purposes;

  The Company launched its new line of Stoked™ energy drinks;

  The Company was appointed as the exclusive Canadian distributor for the “BooKoo®” line of energy drinks;

  The Company selected TNT Marketing to help market its brands to convenience store chains in the United States;

  The Company commenced co-packing of its TrueBlue® juice products in the US;

  The bottling plant in Richmond, British Columbia was closed and certain equipment and production capacity relocated to Edmonton; and

  The Company’s contract to distribute Hansen® products was terminated on April 15, 2007.

For the three months ended November 30, 2007, the Company reported gross sales of $8.6 million and a net loss of $1.6 million as compared to gross sales of $11.5 million and a net loss of $0.6 million in the corresponding quarter of the prior year. For the nine months ended November 30, 2007, the Company reported gross sales of $27.5 million and a net loss of $3.3 million as compared to gross sales of $40.5 million and net income of less than $0.1 million in the corresponding period of the prior year. The decrease in profitability in 2007 as compared to the corresponding periods in 2006 was primarily the net result of:

  lower sales resulting from the termination of certain customer relationships;
  an increase in sales of the Company’s branded products; and
  non-recurring income related to the termination of the Hansen distribution agreement.

Results of Operations

Sales
	Quarter ended	Quarter ended
Sales	November 30, 2007	November 30, 2006	Change
Bottling plants	$2,658,219	$2,870,903	$(212,684)
Distribution and
other	$5,903,506	$8,650,897	$(2,747,391)
Total gross sales	$8,561,725	$11,521,800	$(2,960,075)
Discounts, rebates
and slotting fees	$(1,113,951)	$(1,119,276)	$5,325
Net sales	$7,447,774	$10,402,524	$(2,954,750)

The decrease in gross sales for the three months ended November 30, 2007 was the net result of the following:

Decreases of $5.7 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
Increases totaling $2.7 million including:
A $1.1 million increase in sales of TrueBlue®, the new Stoked™ energy drinks, and other products;
A $0.7 million increase in ongoing revenues from bottling operations; and
An increase in reported sales of $0.9 million due to an increase in value of the Canadian dollar.

Discounts, rebates and slotting fees for the three months ended November 30, 2007 decreased as a result of lower sales but were higher relative to sales as a result of more aggressive promotions of the Company’s brands in the United States and new products in Canada.

	Nine months ended	Nine months ended
Sales	November 30, 2007	November 30, 2006	Change
Bottling plants	$8,109,999	$12,319,727	$(4,209,728)
Distribution and
other	$19,344,329	$28,176,652	$(8,832,323)
Total gross revenue	$27,454,328	$40,496,379	$(13,042,051)
Discounts, rebates
and slotting fees	$(3,241,337)	$(3,463,165)	$221,828
Net sales	$24,212,991	$37,033,214	$(12,820,223)

The decrease in gross sales for the nine months ended November 30, 2007 was the net result of the following:

A decrease of $17.5 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
Increases totaling $4.5 million including:
A $3.2 million increase in sales of TrueBlue®, the new Stoked™ energy drinks, and other products; and
An increase in reported sales of $1.3 million due to an increase in value of the Canadian dollar.

Discounts, rebates and slotting fees for the nine months ended November 30, 2007 decreased as a result of lower sales but were higher relative to sales as a result of new listing fees and more aggressive promotions in connection with new products and the expansion of the Company’s brands in the United States.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	November 30, 2007	November 30, 2006	Change
Bottling plants	$1,481,503	$1,718,404	$(236,901)
Distribution and
other	$3,984,231	$6,002,481	$(2,018,250)
Total	$5,465,734	$7,720,885	$(2,255,151)

Cost of sales for the quarter ended November 30, 2007 decreased as the net result of the following:

A decrease of $3.5 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
Increases totaling $1.3 million including:
$0.8 million relating to higher sales volumes of TrueBlue®, the new Stoked™ energy drinks and other products; and
an increase in reported cost of sales of $0.5 million due to an increase in value of the Canadian dollar.

	Nine months ended	Nine months ended
Cost of Sales	November 30, 2007	November 30, 2006	Change
Bottling plants	$4,456,776	$6,805,449	$(2,348,673)
Distribution and
other	$13,885,104	$19,536,963	$(5,651,859)
Total	$18,341,880	$26,342,412	$(8,000,532)

Cost of sales for the nine months ended November 30, 2007 decreased as the net result of the following:

A decrease of $10.6 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
An increase of $2.6 million as the net result of:
$2.1 million relating to higher sales volumes of TrueBlue®, the new Stoked™ energy drinks and other products;
an increase in reported cost of sales of $0.9 million due to an increase in value of the Canadian dollar; and
a decrease in costs of sales of other products of $0.4 million.

Margin

	Quarter ended	Quarter ended
Margin	November 30, 2007	November 30, 2006	Change
Bottling Plants	$1,030,362	$1,077,930	$(47,568)
Distribution and other	$951,678	$1,603,709	$(652,031)
Total	$1,982,040	$2,681,639	$(699,599)
Margin percentage	26.6%	25.8%	0.8%

Margin for the quarter ended November 30, 2007 decreased as the net result of the following:

A decrease of $2.2 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
Increases totaling $1.5 million including:
increased margin of $0.3 million on higher sales of TrueBlue®, the new Stoked™ energy drinks and other products;
increased margin of $0.8 million on higher revenues from ongoing bottling operations and from higher sales of other products; and
an increase in reported margin of $0.4 million due to an increase in value of the Canadian dollar.

On a percentage basis, margin for the quarter increased by 0.8% as a result of sales of higher margin products, partially offset by higher freight costs per unit and higher discounts, rebates and slotting fees as a percentage of sales.

	Nine months ended	Nine months ended
Margin	November 30, 2007	November 30, 2006	Change
Bottling Plants	$3,209,251	$5,171,608	$(1,962,357)
Distribution and Other	$2,661,860	$5,519,194	$(2,857,334)
Total	$5,871,111	$10,690,802	$(4,819,691)
Margin percentage	24.2%	28.9%	(4.7% )

Margin for the nine months ended November 30, 2007 decreased as the net result of the following:

A decrease of $6.8 million relating to:
the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
An increase of $2.0 million including:
increased margin of $1.1 million on higher sales of TrueBlue®, the new Stoked™ energy drinks and other products;
increased margin of $0.2 million on higher revenues from ongoing bottling operations and from higher sales of other products;
increased margin of $0.2 million as a result of lower discounts, rebates and slotting fees; and
an increase in reported margin of $0.5 million due to an increase in value of the Canadian dollar.

On a percentage basis, margin for the nine months declined by 4.7% as a result of higher discounts, rebates and slotting fees as a percentage of sales and higher per unit freight costs.

Selling, General and Administration Expenses

For the quarter ended November 30, 2007, selling, general and administration expenses increased by $7,000 as compared to the corresponding period in the previous year as the net effect of:

  an increase in reported selling, general and administration expenses of $322,000 due to an increase in value of the Canadian dollar;
  lower plant overhead costs of $200,000 as a result of the closing of the Richmond plant;
  lower wages and commission expenses of $110,000; and
  lower marketing and other expenses of $5,000.

For the nine months ended November 30, 2007, selling, general and administration expenses increased by $193,000 as compared to the corresponding period in the previous year. The increase was the net result of:

  an increase in reported selling, general and administration expenses of $490,000 due to an increase in value of the Canadian dollar;
  non-recurring expenses related to the relocation of the Richmond plant equipment of $360,000;
  higher marketing expenses of $326,000 to promote the Company’s new and existing brands;
  increases in other expenses of $252,000;
  lower plant overhead costs of $579,000 as a result of the closing of the Richmond plant; and
  lower wages and commission expenses of $656,000 due to lower sales volumes.

Other Expenses and Income:

For the three and nine month periods ended November 30, 2007, amortization was lower than in the corresponding periods as a result of lower Property, Plant and Equipment values due to the impairment adjustment recorded in the last fiscal year on the Richmond plant equipment relocation.

For the nine months ended November 30, 2007, other income was $1,226,506 relating to the termination of the Hansen’sÒ contract in the quarter ended May 31, 2007. In the three and nine month periods ended November 30, 2006, the Company recorded other income of $221,769 relating to the termination of a bottling contract for the production of alcoholic beverages.

For the quarter ended November 30, 2007, the Company recorded a mostly non-cash income tax recovery of $31,000 corresponding to operating losses in the Canadian operating entity, as compared to a recovery of $156,000 in the corresponding quarter of the prior year. For the nine months ended November 30, 2007, the mostly non-cash income tax recovery was $331,000 as compared to an expense of $335,000 in the corresponding quarter of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

	November 30		August 31		May 31		February 28

	2007	2006	2007	2006	2007	2006	2007	2006
Net sales /
operating
revenue	$7,447,774	$10,402,524	$7,227,505	$14,523,792	$9,537,711	$12,106,898	$8,725,111	$8,079,388
Net Income
(loss)	($1,642,819)	($583,770)	($1,458,592)	$ 319,913	($185,081)	$ 264,843	($3,555,670)	($866,883)
Net Income
(loss) per share	($0.08)	($0.04)	($0.08)	$0.02	($0.01)	$0.02	($0.23)	($0.05)
Net Income
(loss) per
share, diluted	($0.08)	($0.04)	($0.08)	$0.02	($0.01)	$0.02	($0.23)	($0.05)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The stock based compensation rules create a non-cash expense to selling, general and administration expenses. Income/loss by quarter would be as follows without this expense:

	November 30		August 31		May 31		February 28
	2007	2006	2007	2006	2007	2006	2007	2006
Net Income (loss)	($1,642,819)	($583,770)	($1,458,592)	$319,913	($185,081)	$264,843	($3,555,670)	($866,883)
Stock based compensation	$63,858	$158,065	$51,822	$198,813	$81,593	$125,128	$87,621	$83,370
Income (loss) excluding stock
based compensation expense	($1,578,961)	($425,705)	($1,406,770)	$518,726	($103,488)	$389,971	($3,468,049)	($783,513)

Cash flows

Cash provided by	Three months ended	Three months ended
(used in):	November 30, 2007	November 30, 2006	Change
Operating activities	$(316,187)	$1,580,132	$(1,896,319)
Investing activities	$(709,499)	$(1,018,268)	$308,769
Financing activities	$953,326	$(561,864)	$1,515,190

The increase in cash used in operating activities for the three months ended November 30, 2007 was primarily a result of the increased loss for the period combined with significant unusual reductions in accounts receivable and inventory in the corresponding quarter of the prior year due to changes in the business at that time as discussed in the Results of Operations section above.

The decrease in cash used in investing activities for the three months ended November 30, 2007 was a result of lower equipment purchases as the capital improvements initiated in 2006 are now substantially complete.

The increase in cash provided by financing activities is primarily the result of an increase in bank indebtedness used to fund operations in the current period as compared to funds from operations being used to reduce bank indebtedness in the prior period. The prior period also included proceeds of $638,000 from an issuance of common shares.

The current period includes $209,000 relating to the effects of changes in value of the Canadian dollar on cash and cash equivalents. There were no cash or cash equivalents in the prior period.

Cash provided by	Nine months ended	Nine months ended
(used in):	November 30, 2007	November 30, 2006	Change
Operating activities	$(2,864,723)	$945,643	$(3,810,366)
Investing activities	$(1,703,207)	$(1,240,361)	$(462,846)
Financing activities	$8,720,637	$294,718	$8,425,919

For the nine months ended November 30, 2007, the increase in cash used in operating activities was primarily a result of the increased loss for the period. Additionally, reductions in accounts payable more than offset reductions in accounts receivable and inventories which had resulted from lower sales volumes in the current year.

The increase in cash used in investing activities in the nine months ended November 30, 2007 was the net result of the addition of equipment in the Edmonton plant to allow for the production of new products and to improve efficiencies, partially offset by the proceeds on sale of certain equipment from the Richmond plant.

The increase in cash provided by financing activities in the nine months ended November 30, 2007 is primarily the result of the $8.9 million common share and warrant issue in August 2007 together with lower repayments of bank indebtedness during the current nine month period.

The nine months ended November 30, 2007 includes $209,000 relating to the effects of changes in value of the Canadian dollar on cash and cash equivalents. There were no cash or cash equivalents in the prior period.

Liquidity and Capital Resources

As at November 30, 2007, the Company had working capital of $4,284,000 (including cash and cash equivalents of $4,362,000) and an unused portion of the revolving bank line of credit of $759,000 (the revolving line of credit has a limit of $5,500,000 (Cdn$5,500,000) subject to the availability of eligible collateral and at November 30, 2007, the actual limit based on eligible collateral was $4,050,000.

The Company has secured a commitment for a capital lease facility for specific capital projects. Originally the facility was authorized for $4,000,000 (Cdn$4,000,000) but as at November 30, 2007, the facility limit had been revised to $2,800,000 (Cdn$2,800,000) to accommodate a lower revised estimate of the project costs. As at November 30, 2007, the Company had drawn down $1,068,000 of this commitment and expects to draw down a further $1,300,000 to fund capital expenditures incurred to date along with expected capital expenditures for the period to February 29, 2008.

The Company is in compliance with all of its bank covenants.

Tabular disclosure of contractual obligations

The following sets out the expected payments on the Company’s contractual obligations as at November 30, 2007:

Payments due by period from November 30, 2007
Obligation	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt	$ 3,818,051	$ 713,544	$ 1,585,555	$ 1,518,952	$ -
Capital leases	$ 1,425,532	$ 187,313	$ 387,960	$ 469,838	$ 380,421
Operating leases	$ 4,350,110	$ 1,092,053	$ 1,888,547	$ 1,338,345	$ 31,165
Total	$ 9,593,693	$ 1,992,910	$ 3,862,062	$ 3,327,135	$ 411,586

Related Party Transactions

Material transactions with related parties are disclosed in the Company’s annual financial statements.

A company related by a director in common, acted as the Placement Agent for the Company’s common share and warrant issue completed in August 2007. The Placement Agent’s compensation included commissions of $693,000 and 167,000 common share purchase warrants. The warrants were on the same terms as the warrants issued in the related common share and warrant placement.

Since the last fiscal year end, the Company has engaged a marketing consultant in a contract capacity from a company related to the President. The amounts paid in the quarter and nine months ended November 30, 2007 were $17,000 and $38,800 respectively.

Disclosure of Outstanding Share Data

At January 4, 2008, the Company had 19,953,291 issued and outstanding common shares, 1,352,165 issued and outstanding stock options, of which 966,391 were vested, and 1,817,001 issued and outstanding common share purchase warrants.

Internal controls over financial reporting

As a non-accelerated filer with the Securities Exchange Commission, the Company is required to comply with Section 404 of the Sarbanes Oxley Act for its fiscal year ending February 29, 2008. Section 404 requires management to report on the effectiveness of the Company’s internal controls over financial reporting including supporting its conclusions with control documentation and testing.

The Company has engaged Grant Thornton LLP to assist with the required documentation and testing of internal controls. The Company is in the documentation phase of this project and to date has not identified any material weaknesses that would require disclosure nor made any changes that would materially affect its internal control over financial reporting. The Company will provide a full report with its annual Management’s Discussion and Analysis.

Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in the fiscal year ending February 29, 2008;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.